Filed by Active Voice Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Active Voice Corporation
Commission File No.: 000-22804

December 4, 2000

Dear (reseller's name)

By now most of you have heard that Cisco intends to acquire the Active Voice Corporation. As part of the acquisition, Cisco plans to make Unity an integral part of its IP-based Architecture for Voice, Video, and Integrated Data (AVVID) family of solutions. In addition, Cisco intends to spin off Active Voice's traditional voice messaging business into a new self-operating entity—which will continue to be called Active Voice. This organization will continue to sell and support Repartee, PhoneSoft, Lingo, Replay, Replay Plus, embedded solutions, and other non-Unity products and services. Both Cisco's new Unity business unit and Active Voice will be located in Seattle, WA.

We understand that, as an Active Voice reseller, you may have concerns about the acquisition and what it means to you. Many of you have questions about Unity and how Cisco plans to support this product family in the future. Others have questions about Active Voice and its other products and services.

Although many of the details are still being worked out, here is what we know and can tell you. Until the deal closes, which we anticipate will occur in the first quarter of calendar year 2001, Active Voice will operate business as usual, selling and supporting all our products and services. After the acquisition is finalized, the new Active Voice will move forward with the non-Unity products, focusing on support for our existing channel as well as exploring new opportunities. At the same time, Cisco will take over support for the Unity product and will begin to integrate that solution into its AVVID family.

Specifically, Cisco has stated the following:

  •
  Cisco will support Active Voice's existing Unity customers. Initially, Cisco will use the Active Voice support organization, and then gradually integrate this work into the Cisco support organization.

  •
  Cisco will continue to meet the contractual obligations of customers with Unity related business.

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  Unity will continue to support traditional telephone systems. Cisco strives to meet the needs of its customers as data and voice networks and applications converge. Cisco anticipates that, as part of their unified messaging/ unified communications strategy, they will continue to provide their customers with interoperability with traditional PBX systems and a migration path from legacy equipment to new world infrastructure. Unity supports both traditional telephony and IP telephony systems, providing a seamless migration path to IP networks.

At Active Voice we want to make sure that you, our valued resellers, receive the information you need for a successful transition. To facilitate the transition, Cisco Channel Account Management teams will be in touch with you, once the acquisition is complete, to provide you with a full overview of Cisco's channel programs and to discuss next steps.

Thanks again for your ongoing commitment to Active Voice. Our 17-year run of success would not have been possible without your hard work, and I know that with your continued effort we will be a success on into the future.

Sincerely,

Frank J. Costa,
CEO and President
Active Voice Corporation
www.activevoice.com

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SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This release contains forward-looking statements within the meaning of the federal securities laws and is subject to its safe harbors. The forward looking statements reflect management's forecast of certain aspects of the Company's future. They are based on current information that we have assessed, but which by its nature is dynamic and subject to rapid and even abrupt changes. Forward-looking statements include, but are not limited to statements regarding: (a) the estimated completion of the proposed transaction and (b) the transition.

The following, while not inclusive, are among the risk factors that may cause actual results to differ materially from the forward-looking statements: competitive pressures from new entrants to the CTI market, including large software companies and telephone switch manufacturers with greater resources, the introduction of new products by our competitors, increasing price competition in the marketplace; unanticipated delays in releasing new products, unanticipated delays in new product development, increases in research and development spending, and the increase in our international sales may require notable increases in development spending associated with localization of products for foreign markets. Other potential risks and uncertainties and other factors are discussed in more depth in Active Voice's filings with the U.S. Securities and Exchange Commission (the "SEC"), copies of which may be accessed through the SEC's web site at http://www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of Active Voice are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Active Voice intends to mail a proxy statement/prospectus about the transaction to its shareholders containing information about the merger. Active Voice will be filing a proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Investors should read the proxy statement/prospectus before making any voting or investment decisions. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549 or at the SEC's other public reference rooms in New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. In addition, documents filed with the SEC by Active Voice may also be obtained free of charge by contacting Active Voice and directing such requests to the Investor Relations director at the address listed above.

Active Voice and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Active Voice's shareholders with respect to the transaction contemplated by the definitive agreement. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in Active Voice's proxy statement for its 2000 annual meeting of shareholders and is available free of charge at the SEC website and public reference rooms and from the contact named above. In addition, Cisco and certain employees of Cisco, including vice-presidents Ammar Hanafi, Art Rangel and Eugene Lee, may be deemed to have participated in the solicitation of proxies from Active Voice's shareholders in favor of the adoption of the merger agreement. Information concerning Cisco's directors and executive officers is set forth in Cisco's proxy statement for its 2000 annual meeting of shareholders.